

Diane Cohn · 2nd

Connecting people to those who inspire them.

Incline Village, Nevada · 500+ connections · **Contact info**

 **Wildeye Inc.**

 **University of Califor**
Santa Cruz

Experience



Cofounder, President & CMO
Wildeye Inc.
Aug 2020 – Present · 2 mos
Incline Village, Nevada, United States

Starting up a tech company in a hot growth sector.



Director of Digital Strategy
Chase International
Oct 2018 – Jun 2020 · 1 yr 9 mos
Reno, Nevada Area

Increased web and social media engagement for $1.4 billion real estate brokerage from 10% to 191% across various channels. Performed comprehensive digital marketing analysis to identify opportunities against well-entrenched competitors, drove content strategy for major website redesign, and wrote strategic, long-form, keyword-researched articles, top-ranked | ...**see mor**


See $100+ MILLION of Luxury Homes—Lake...


Chase International Website

Content Marketing Consultant
GoldSilver.com



Jun 2017 – Jun 2018 · 1 yr 1 mo
Greater New York City Area

Performed a content audit of ecommerce website
partners, SEO and Google Analytics. Assessed cu
identified gaps and developed a content strategy
Created editorial calendar and managed social me

 **Gold & Silver Vault Storage** 🔗

Launch Marketing Consultant

AUVERE

Auvere

Jul 2017 – Nov 2017 · 5 mos
Greater New York City Area

Created marketing launch plan for a luxury jewelry
defined marketing messaging, brand standards ar
website copy, set up MailChimp email newsletter
including a suggested campaign for organic outre

Entrepreneur

Self Employed

2014 – 2017 · 3 yrs
Dorado, Puerto Rico

Relocated to Puerto Rico for Act 20/22. Created a private label k-cup coffee brand and sold it on Amazon. Wrote a novel, a comedy about first-time homebuyers. Hiked 250 miles on the Pacific Crest Trail from Mammoth to Truckee and blogged about the experience. Edited websites, business plans, pitch decks and video explainer scripts, wrote investor pit ...see mor

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Education



University of California, Santa Cruz
BA, History
1987 – 1989

Principia College
NA, Liberal Arts and Sciences, General Studies an
1984 – 1986
Activities and Societies: drama

Licenses & Certifications

Content Marketing ROI
LinkedIn
Issued May 2018 · No Expiration Date

Content Marketing: Social Media
LinkedIn
Issued May 2018 · No Expiration Date

Google Analytics Essential Training
LinkedIn
Issued May 2018 · No Expiration Date

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Skills & Endorsements

Real Estate Transactions · 99

Endorsed by **Mark O'Dell and 1 other who is highly skilled at this**


Real Estate · 78

Endorsed by **Jennifer Stone and 9 others who are highly skilled at this**


Vacation Homes · 48

Endorsed by **Jennifer Stone and 1 other who is highly skilled at this**


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Recommendations

Received (3)   Given (4)



Jose Danny Ruiz, CSSGB, MBA

Moving to Florida?🏡⛱️I got you covered.

November 10, 2016, Jose Danny worked with Diane in different groups

Diane is a custome... delivers the most v... trusted source for ... transaction. Her ba... it's a great quality because she knows deep inside a... See ...

Jenn Rice MPAS, PA-C, ABAAHP

Medical Practitioner, Functional Medicine Health Consultant, Co-Founder Collaborative Virtual Health

November 13, 2011, Jenn was a client of Diane's

Diane helped me buy my first home in 2005

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